                             July 7, 1997


Jitney-Jungle Stores of America, Inc.
1770 Ellis Avenue
Suite 200
Jackson, MS 39204
Attention:    Mr. Michael E. Julian
              President and Chief Executive Officer

Dear Michael:

         Based on our discussions concerning the proposed acquisition (the "Acquisition") by Jitney-Jungle Stores of America, Inc. ("Jitney") of Delchamps, Inc. (the "Target" or the "Company"), Fleet Capital Corporation ("Fleet") is pleased to provide you with financing commitments for, and its agreement to act as administrative and collateral agent (the "Administrative Agent") in connection with,$150,000,000 of Senior Facilities (as hereinafter defined) described in this letter and in the attached summary of terms and conditions (the "Annex" and, together with this letter, the "Commitment Letter"), and its undertaking to syndicate (in such capacity, the "Arranger") the Senior Facilities to the Lenders (as defined under the section "Lenders" in the Annex).

         As Fleet presently understands the transaction, Jitney will enter into a merger agreement (the "Merger Agreement") with Target. Jitney will form a single purpose wholly owned subsidiary ("Newco") and, pursuant to the Merger Agreement, Newco will commence a cash tender offer (the "Tender Offer") for all outstanding shares of stock of Target. As soon as practicable following the purchase of stock pursuant to the Tender Offer, pursuant to the Merger Agreement, Newco will be merged with and into Target (the "Merger"). The aggregate consideration per share paid pursuant to the Tender Offer and the Merger shall not exceed $30 and the purchase price for all outstanding shares of stock on a fully diluted basis shall not exceed $228,000,000. In connection with the Acquisition, approximately $34,400,000 of Target's debt will be refinanced and Jitney and Target will incur costs and expenses as described in the projections provided to Fleet not to exceed $45,300,000. The Acquisition, the Merger, the costs and expenses and the financings contemplated in connection therewith are collectively referred to as the "Transaction."

         You have asked Fleet to provide you with commitments for senior secured debt facilities aggregating $150,000,000 (the "Senior Facilities") required in connection with the Transaction and to provide working capital for Jitney and its subsidiaries (including Target following consummation of the Acquisition), consisting of a six and one-half year amortizing revolving credit facility in the amount of $150,000,000 (the "Revolving Credit Facility"), with a $30,000,000 sublimit for the issuance of standby and trade letters of credit.

         To finance the Acquisition, to pay fees and expenses incurred in connection with the Transaction and to refinance existing debt of Target and existing senior secured debt of Jitney, we understand that (a) immediately prior to or concurrently with the closing of the Senior Facilities Jitney will receive $200,000,000 in gross proceeds from its issuance of $200,000,000 fixed rate senior subordinated debt securities (the "Subordinated Debt") requiring amortization no earlier than six months following the scheduled final maturity of the Senior Facilities in the event the Subordinated Debt is issued as a bridge loan, and otherwise (including under any facility that refinances any such bridge loan) no earlier than the maturity of Jitney's existing senior unsecured notes and bearing interest (cash) in any year during which any portion of the Senior Facilities is scheduled to remain outstanding at an aggregate rate per annum not to exceed in the event the Subordinated Debt is issued as a bridge loan, the rates set forth in the draft term sheet previously submitted to Fleet, and otherwise (including under any facility that refinances any such bridge loan) 15% and (b) the Lenders will provide up to $115,000,000 under the Senior Facilities.

         Subject to the satisfaction of the conditions contained in this Commitment Letter and your acceptance hereof, Fleet commits to lend the entire amount of the Senior Facilities, on the terms and conditions referred to in this Commitment Letter, and undertakes in its capacity as the Arranger to arrange a syndicate of lenders to act as Lenders under the Senior Facilities.

         Please note, however, that the terms and conditions of this commitment and undertaking are not limited to those set forth in this Commitment Letter. Those matters that are not covered or made clear herein or in the attached Annex are subject to mutual agreement of the parties. The terms and conditions of this commitment and undertaking may be modified only in writing. In addition, this commitment and undertaking is subject to: (a) the preparation, execution and delivery of mutually acceptable loan documentation, including a credit agreement incorporating substantially the terms and conditions outlined herein and in the Annex, (b) the absence of (i) a material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of Jitney and its subsidiaries taken as a whole since May 3, 1997, or Target and its subsidiaries taken as a whole since March 29, 1997, and

(ii) the absence of any material disruption of or material adverse change in current financial, banking or capital market conditions that, in the good faith judgment of Fleet, could materially impair the satisfactory syndication of the Senior Facilities, (c) the material accuracy and completeness of all representations that you make to us and all information that you furnish to us in connection with this commitment and undertaking and your compliance with the terms of this Commitment Letter, (d) no development or change occurring after the date hereof, and no information becoming known after the date hereof, that (i) results in or could reasonably be expected to result in a material change in, or material deviation from, the Pre-Commitment Information (as hereinafter defined), including, without limitation, a material change in the terms of the Transaction or any part thereof that is or could reasonably be expected to be adverse: to Jitney and its subsidiaries taken as a whole or to Target and its subsidiaries taken as a whole or to the Administrative Agent or the Lenders; or in the legal, tax, accounting or financial aspects of the Transaction or any part thereof; or to the post-Transaction corporate or capital structure of Jitney and its subsidiaries contemplated in this Commitment Letter and in the Pre-Commitment Information, or (ii) has had or could reasonably be expected to have a Material Adverse Effect (as defined under the section "Conditions Precedent to Initial Extension of Credit" in the Annex) and (e) a closing of the Tender Offer on or before September 30, 1997 and the Merger on or before the six month anniversary of the closing of the Tender Offer.

         Fleet's commitment and undertaking set forth in this Commitment Letter may also be terminated upon written notice by Fleet if any event occurs or any information becomes available that, in its judgment, results or is reasonably likely to result in the failure to satisfy on a timely basis any condition set forth in the immediately preceding paragraph.

         Fleet's agreement herein is to provide the entire amount of the Senior Facilities on a fully underwritten basis. Fleet, however, reserves the right, in its capacity as the Arranger, to syndicate the Senior Facilities to additional Lenders with a corresponding reduction in Fleet's commitment hereunder. The Arranger will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders and the acceptance of commitments, the amounts offered and the compensation provided. By acceptance of this Commitment Letter, you agree to take all actions that the Arranger may reasonably request to assist it in forming a syndicate acceptable to it and you. Your assistance in forming such a syndicate shall include but not be limited to: (a) making your senior management and representatives and senior management and representatives of the Company and its subsidiaries available to participate in information meetings with potential Lenders at such times and places as the Arranger may reasonably request; (b) using your best efforts to ensure that the syndication efforts of the Arranger benefit from your lending relationships and those of the Target; and

(c) providing the Arranger with all information reasonably deemed necessary by it to complete a successful syndication.

         To ensure an orderly and effective syndication of the Senior Facilities, you agree that until the termination of the syndication (as evidenced by written notification received by you from the Arranger), you will not, and will not permit any of your affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or debt security of Jitney or any of its subsidiaries (including any renewals thereof), without the prior written consent of the Arranger, other than the issuance and sale of the Subordinated Debt and the consent solicitation with respect to Jitney's existing $200,000,000 principal amount of senior unsecured notes.

         You agree that Fleet will act as the sole administrative and collateral agent for the Senior Facilities and as the sole arranger for the Senior Facilities and that no additional agents, co-agents or arrangers will be appointed, or other titles conferred, without the prior consent of Fleet. You agree that no Lender will receive any compensation of any kind for its participation in the Senior Facilities, except as expressly provided for in the Fee Letter or in the Annex; provided that Fleet acknowledges it is Fleet's intention to invite participation in the Senior Facilities from both CS First Boston and DLJ Capital Funding, Inc., with tier 1 titles as documentation agents and with commitment amounts to be mutually agreeable to you and Fleet.

         In addition to the fees described in the Annex, you hereby confirm your agreement to pay Fleet when due the nonrefundable fees for the Senior Facilities (the "Agreed Fees") set forth in the Fee Letter.

         You agree to indemnify and hold harmless Fleet, individually and in its capacity as the Administrative Agent and the Arranger, each Lender and each of their affiliates and their officers, directors, employees, agents, advisors and other representatives (each an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of, or in connection with the preparation for a defense of, any investigation, litigation or proceeding arising out of, related to or in connection with (a) the Transaction or any similar transaction and any of the other transactions contemplated hereby and thereby, (b) any acquisition or proposed acquisition or similar business combination or proposed business combination by you or any of your subsidiaries or affiliates of all or any portion of the shares of capital stock or substantially all of the assets of the Target or any of its subsidiaries or (c) the Senior Facilities and any other financings, or any use made or proposed to be made with the proceeds thereof, in each case whether or not such investigation, litigation, or proceeding is brought by you, your shareholders or creditors or an Indemnified Party or an Indemnified Party is otherwise a party thereto and whether or not the Transaction is consummated, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective security holders or creditors arising out of, related to or in connection with the Transaction, except for actual and direct damages, as opposed to consequential, special, exemplary, indirect, punitive or other damages, determined in a final nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

         In further consideration of the commitment and undertaking of Fleet hereunder, and recognizing that in connection herewith Fleet is incurring substantial costs and expenses, including, without limitation, fees and expenses of counsel and due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, audit, insurance, consultant, search, filing and recording fees, you agree to pay, from time to time upon request, such costs and expenses (whether incurred before or after the date hereof), regardless of whether the Transaction (or any part thereof) is consummated or any loan documentation is entered into. You also agree to pay all costs and expenses of Fleet (including, without limitation, fees and expenses of counsel) incurred in connection with the enforcement of this Commitment Letter and the Fee Letter. Fleet will endeavor to notify you when in its good faith judgment expenses (other than legal fees) exceed $50,000. You may from time to time request from Fleet a good faith estimate of expenses incurred to any date.

         You should be aware that Fleet or one or more of its affiliates may be providing financing or other services to parties whose interests may conflict with yours. However, be assured that, consistent with Fleet's longstanding policy to hold in confidence the affairs of its customers, neither Fleet nor any of its affiliates will furnish confidential information obtained from you to any of its other customers. By the same token, Fleet and its affiliates will not make available to you confidential information that they have obtained or may obtain from any other customer.

         You agree that this Commitment Letter and the Fee Letter are for your confidential use only and neither their existence nor the terms hereof or thereof will be disclosed by you to any person or entity other than your officers, directors, accountants, attorneys and other advisors, and then only on a "need to know" basis in connection with the Transaction and on a confidential basis, except that, following your return of an executed counterpart hereof to Fleet, you may (a) make public disclosure of the existence and amount of Fleet's commitment and undertaking under this Commitment Letter, (b) file a copy of this Commitment Letter in any public record in which it is required by law to be filed, (c) provide a copy of this Commitment Letter on a confidential basis to the Target and its officers, directors, accountants, attorneys and other advisors and (d) make such other public disclosures of the terms and conditions of this Commitment Letter as you are required by law, in the opinion of your counsel, to make. You agree that you will permit Fleet to review and approve any reference to Fleet or any of its affiliates or to any other agent or arranger under the Senior Facilities contained in any press release or similar public disclosure prior to public release.

         Your obligations under this Commitment Letter and the Fee Letter with respect to fees, indemnification, costs and expenses and confidentiality shall survive the expiration or termination of this Commitment Letter.

         You represent and warrant that (a) all written information that has been or will hereafter be made available by you or on your behalf or by any of your representatives in connection with the Transaction and the other transactions contemplated hereby to Fleet or any of its affiliates or representatives or to any Lender or any potential Lender is and will be, taken as a whole, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and
(b) all financial projections, if any, that have been or will be prepared by you or on your behalf or by any of your representatives and made available to Fleet or any of its affiliates or representatives or to any Lender or any potential Lender in connection with the Transaction and the other transactions contemplated hereby have been or will be prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that any particular projections will be realized). You agree to supplement the information and projections from time to time so that the representations and warranties contained in this paragraph remain complete and correct.

         In issuing this commitment and undertaking, Fleet is relying on the accuracy of the information furnished to it by or on behalf of you or any of your subsidiaries or by or on behalf of the Target or any of its subsidiaries (collectively, the "Pre-Commitment Information"). The business and financial terms set forth in this Commitment Letter have been established based on the Pre-Commitment Information.

         The obligations of Fleet under this Commitment Letter and of any Lender that issues a commitment for the Senior Facilities are made solely for your benefit and may not be relied upon or enforced by any other person or entity.

         This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

         This Commitment Letter may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of this Commitment Letter by telecopier shall be effective as delivery of a manually executed counterpart of this Commitment Letter.

         Each of you and Fleet hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the transactions contemplated hereby or the actions of Fleet in the negotiation, performance or enforcement hereof.

         Please evidence your acceptance of the provisions of this Commitment Letter (including, without limitation, the attached Annex) and the other transactions referred to above by signing the enclosed copy of this Commitment Letter and returning it to the undersigned together with the accepted Fee Letter at or before 9:00 P.M. (New York City time) on July 8, 1997, the time at which Fleet's commitments and undertaking set forth above (if not so accepted prior thereto) will expire.

                             Very truly yours,

                             FLEET CAPITAL CORPORATION



                             By   /s/ Patrick R. Brocker
                                ----------------------------------
                                  Name:  Patrick R. Brocker
                                  Title: Senior Vice President


ACCEPTED this ___ day of
July, 1997

JITNEY-JUNGLE STORES OF
    AMERICA, INC.


By:  /s/ Michael E. Julian
   ----------------------------
   Name:   Michael E. Julian
   Title:  President

                        JITNEY-JUNGLE STORES OF AMERICA, INC.

                           Summary of Terms and Conditions

           (Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the attached Commitment Letter.)

Borrowers:               Jitney-Jungle Stores of America, Inc. and certain of
                         its subsidiaries (including Target), as determined by Agent and Jitney.

Guarantors:              All of the existing and future direct and indirect
                         subsidiaries of Jitney.

Administrative Agent
and Arranger:            Fleet Capital Corp.  (individually, "Fleet").

Lenders: Fleet, and other banks, financial institutions and institutional lenders acceptable to Fleet and Jitney (the acceptance by Jitney not to be unreasonably withheld or delayed). Prior to receipt of written notice from Fleet that the syndication of the Senior Facilities has been completed, no Lender may assign any part of its share thereof to any other potential Lender. Following receipt of the notice referred to in the immediately preceding sentence, each Lender may assign all or any part of its share thereof to one or more other banks, financial institutions and institutional lenders that are Eligible Assignees (to be defined in the loan documentation) and, upon such assignment, such banks, financial institutions or institutional lenders, as the case may be, shall become
                         Lenders for all purposes under the loan
                         documentation.

Senior Facilities:       Up to $150,000,000 at any time outstanding as a six and
                         one-half year amortizing Senior Secured Revolving
                         Credit facility (the "Revolving Credit Facility"), with a $30,000,000 sublimit for standby and trade letters of credit.

                         The maximum amount available to the Borrowers under the Revolving Credit Facility and the Supplemental Availability will be reduced in equal quarterly installments during each year following the Closing Date ("Year 1", "Year 2," etc.) as follows:

                         Year 1         $0

                         Year 2         $5 million

                         Year 3         $7 million

                         Year 4         $8 million

                         Year 5         $9 million

                         Year 6         $11 million

                         First quarter
                         Year 7         $6.5 million

                         Second quarter
                         Year 7         $6.5 million

Letters of Credit:       The expiration date of any trade Letter of Credit
                         shall be not more than 180 days after the date of issuance thereof, the expiration date of any standby
                         Letter of Credit shall be not more than one year after the date of issuance thereof (although any such Letter of Credit may be renewable for an additional one-year period on terms to be set forth in the loan documentation) and the expiration date of any Letter of Credit shall not occur on or after the final maturity date of the Revolving Credit
                         Facility.

Purpose: To (i) refinance indebtedness under the existing credit agreement by and among Jitney and certain of its subsidiaries, Fleet Bank, N.A. (as successor to
                         NatWest Bank N.A.) as Agent and the lenders party thereto (the "Existing Credit Agreement"), (ii) finance in part the Transaction and to pay fees and expenses incurred in connection therewith, (iii) refinance indebtedness of Target in an amount approximating $34,400,000 and (iv) to provide working capital from time to time for Jitney and its subsidiaries.

Closing Date:            On or before September 30, 1997.

Termination Date:        Six and one-half years following the Closing Date.

Security:                The Borrowers and each of the Guarantors shall grant
                         the Administrative Agent and the Lenders a valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation) lien and security interest in all of the following:

                         (a) All shares of capital stock of each of Jitney's present and future subsidiaries.

                         (b) All other present and future property and assets, wherever located, real and personal, of such Borrower or such Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, bank accounts, general intangibles, license rights, patents, trademarks, tradenames, copyrights, chattel paper, instruments, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash; provided that with respect to leased retail facilities of such Borrower or such Guarantor, leasehold mortgages will only be required on such stores which in the Administrative Agent's reasonable judgment generate significant revenue, and Borrowers and Guarantors will have 90 days from the Closing Date to provide such leasehold mortgages.

                         (c) All proceeds and products of the property and assets described in clauses (a) and (b) above.

                         The priority of the lien and security interest of the Administrative Agent and the Lenders shall be supported by such landlord and mortgagee waivers, warehousemen and bailee letters, bank consent agreements, third party consents, intercreditor agreements and other agreements as shall be requested by the Administrative Agent, in each case in form and substance satisfactory to the Administrative Agent.

Availability:            In multiple drawings from time to time at the time of
                         and following the consummation of the Transaction.
                         Each borrowing under the Revolving Credit Facility, subject to a swing line to be incorporated into the final loan documentation, shall be an amount of $1,000,000 or an integral multiple of $100,000 in excess thereof, and in each case shall be made on not less than one business day's notice in the case of Prime Rate advances and on not less than three business day's notice in the case of Eurodollar Rate advances.

                         Availability under the Revolving Credit Facility to each Borrower shall be subject to a borrowing base comprised of the following:

                         Advances to any Borrower up to 65% of eligible inventory of such Borrower plus, for all Borrowers in the aggregate an amount equal to the Supplemental Availability. The maximum Supplemental

                         Availability shall be an amount equal to $53,000,000 and the Supplemental Availability shall amortize as set forth above under the description of Senior Facilities.

                         Eligibility will be defined in the loan
                         documentation. Eligible inventory of Jitney and its subsidiaries (including Target and its subsidiaries) shall be defined as set forth in the Existing Credit Agreement. Eligible Inventory of Target and its subsidiaries shall be determined initially based upon a collateral audit conducted by Fleet.

Amortization/
Repayment of
Senior Facilities:       As set forth under the description of Senior
                         Facilities.

Mandatory
Prepayment
and Commitment
Reduction:               All net cash proceeds (a) from sales of property and
                         assets of Jitney and its subsidiaries (excluding sales of inventory in the ordinary course of business and excluding sales of obsolete and other equipment (and certain retail store and wholesale operations properties previously identified to the Administrative Agent) not to exceed an amount to be agreed upon in the aggregate until the Termination
                         Date; provided that an amount equal to the net cash proceeds received from each such sale of equipment and other properties is reinvested as a capital expenditure within 12 months from receipt), (b) of Extraordinary Receipts (to be defined in the loan documentation and to exclude cash receipts in the ordinary course of business) of Jitney and its subsidiaries and (c) from the issuance of debt or equity of Jitney and its subsidiaries otherwise permitted under the loan documentation.

                         The lesser of (a) 50% of annual Excess Cash Flow (to be defined in the loan documentation) of Jitney and its subsidiaries on a consolidated basis and (b) $7,000,000, except to the extent that the ratio of Indebtedness to EBITDA (such terms to be defined in the loan documentation) for the subject year is at or below 3.5 to 1.0, in which event no Excess Cash Flow prepayment shall be required.

                         All of the foregoing mandatory prepayments shall be applied to the Senior Facilities, shall permanently reduce the commitment under the Revolving Credit Facility and shall reduce the Supplemental

                         Availability pro rata with respect to the remaining amortization schedule.

Interest Rates and
Interest Periods:        At the Borrower's option, any advance made to it will
                         be available at the rates and for the Interest Periods stated below:

                         (a) Prime Rate - a fluctuating rate equal to (i) Fleet's "Prime Rate" (360 day basis) plus (ii) the Applicable Margin (as hereinafter defined). Fleet's "Prime Rate" is a fluctuating interest rate equal to the higher from time to time of (A) the rate of interest announced publicly by Fleet in Boston, Massachusetts, as its prime rate and (B) a rate equal to 1/2 of 1% per annum above the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as determined for any day by Fleet.

                              Interest based on the Prime Rate shall be payable monthly in arrears.

                         (b)  Eurodollar Rate - a periodic fixed rate equal to
                              ---------------
                              (i) LIBOR (360 day basis) plus (ii) the
                              Applicable Margin. LIBOR is the average rate per annum (rounded upward to the nearest of 1/16 of 1%) at which deposits in U.S. dollars as offered by Fleet to prime banks in the London interbank market at 11:00 A.M. (London time) two business days before the first day of the applicable Interest Period and in amounts substantially equal to the Eurodollar Rate advance to be made by Fleet as part of the applicable borrowing and with a maturity equal to such Interest Period, adjusted for reserve requirements.

                         Interest Periods for Eurodollar Rate borrowings shall be one, two, three or six months, as selected by the Borrower. Interest based on the Eurodollar Rate shall be payable in arrears on the earlier of
                         (A) the last day of the applicable Interest Period and (B) quarterly.

                         The "Applicable Margin" means, at any time and from time to time prior to Jitney's fiscal quarter ending on or about January 31, 1998 (the "Initial Test Date"), with respect to the Revolving Credit Facility, 0.75% per annum for Prime Rate borrowings and 2.00% per annum for Eurodollar Rate borrowings. After the Initial Test Date, the Applicable Margin for the Revolving Credit Facility will be adjusted on a fiscal quarterly basis as set forth in the loan documentation in accordance with Schedule A hereto.

                         During the continuance of any default under the loan documentation, the Applicable Margin on all obligations owing under the loan documentation and the letter of credit fees shall increase by 2% per annum.

Unused
Commitment Fee:          0.425% per annum on the unused portion of each
                         Lender's share of the Senior Facilities from the Closing Date until the Initial Test Date and adjusted thereafter on a fiscal quarterly basis as set forth in the loan documentation in accordance with Schedule A, payable quarterly in arrears and on the date of the termination or expiration of the commitments.

Letter of Credit Fees:   Fees for letters of credit issued as part of the
                         Revolving Credit Facility (each a "Letter of Credit") shall be determined based on margins comparable to the Applicable Margin for Eurodollar Rate borrowings under the Revolving Credit Facility and shall be payable on the average daily outstanding undrawn amount of all Letters of Credit. A separate fee of 0.25% shall be payable to the fronting bank for the Letters of Credit, payable on the date of issuance thereof.

Agent's Fees:            As set forth in the Fee Letter.

Conditions Precedent
to Initial Extension
of Credit:               Those customarily found in credit agreements for
                         similar secured financings and others appropriate in the judgment of Fleet for the Transaction, including, without limitation, the following:

                         (a) (i) The Boards of Directors of the Target and Jitney shall have approved the Acquisition, (ii) the Target, Jitney and Newco shall have entered into the Merger Agreement which agreement shall be in form, scope and substance reasonably satisfactory to the Administrative Agent, and the Merger Agreement shall have been approved by the Boards of Directors of Target, Newco and Jitney,
                              (iii) in the judgment of the Agent and its counsel, there shall be no material restriction under any applicable law on (x) the ability of the Target, Newco or Jitney to authorize, approve or consummate the Merger or (y) the ability of Newco to vote shares of capital stock of the Target held by Newco (including those acquired under the Tender Offer) in favor of the Merger and to have such votes included among those necessary for approval of the Merger, (iv) (x) the Board of Directors of the Target shall have waived or redeemed all of the Target's common stock purchase rights, if any, or other "poison pill" at a price not to exceed an amount to be agreed upon between Jitney and Fleet or (y) such common stock purchase rights or other poison pills shall be made inapplicable to the Tender Offer and the Merger in a manner satisfactory in all respects to Fleet, and (v) neither the Tender Offer nor the Merger shall be subject to the provisions of any applicable state antitakeover law.

                         (b) Newco shall have acquired and shall hold the unrestricted right to vote that number of the fully diluted shares of capital stock of Target necessary under applicable law for approval of the Merger by the Target's shareholders, free and clear of any lien, charge or encumbrance, other than the security interests securing the Senior Facilities created under the loan documentation (to the extent permitted under applicable law).

                         (c) The Agent shall have received and been reasonably satisfied with the offer to purchase and all related materials pursuant to which the Tender Offer is made (collectively, the "Offering Materials"), and the Offering Materials shall provide in any event, among other things, for the purchase for cash of any and all shares of common stock of Target up to $30 per share, and the Tender Offer made thereunder shall have closed, without waiver, amendment or modification, except with the prior written consent of Fleet.

                         (d) The final terms and conditions of the Transaction (including, without limitation, the terms and conditions of the Merger Agreement), including, without limitation, all legal and tax aspects thereof, (i) shall be as described herein and otherwise consistent in all material respects with the description thereof received in writing as part of the Pre-Commitment Information and (ii) shall be otherwise satisfactory to the Lenders; and all documentation relating to the Transaction shall be in form and substance reasonably satisfactory to the Lenders. The Transaction shall have been consummated on the Closing Date (except for the Merger which shall be required to be effected on or prior to the six month anniversary of the Closing Date) in accordance with the documentation previously reviewed by and satisfactory to the Lenders, without any waiver or amendment of any term or condition therein not consented to by the Lenders and in compliance with all applicable laws and all necessary approvals.

                         (e) All documentation relating to the Senior Facilities, including a credit agreement incorporating substantially the terms and conditions outlined herein, shall be in form and substance satisfactory to the Lenders.

                         (f) The Lenders shall be reasonably satisfied with the corporate, legal and capital structure of each Borrower and each of the Guarantors, including, without limitation, the charter and bylaws of each Borrower and each such Guarantor and each agreement or instrument relating thereto.

                         (g) After giving effect to the consummation of the Acquisition, the Lenders shall have a valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation) lien and security interest in all capital stock of Target held by Jitney or any of its affiliates and in the other collateral referred to under the section "Security" above; all filings, recordations and searches necessary or desirable in connection with such liens and security interests shall have been duly made; and all filing and recording fees and taxes shall have been duly paid.

                         (h) There shall have occurred no material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects (i) of Jitney and its subsidiaries, taken as a whole, since May 3, 1997 or Target and its subsidiaries, taken as a whole, since March 29, 1997 or (ii) of Jitney and its subsidiaries, taken as a whole, or Target and its subsidiaries, taken as a whole, from that described in the Pre-Commitment Information.

                         (i) There shall exist no action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental or regulatory agency or authority that (i) could reasonably be expected to (A) have a material adverse effect on the business, condition (financial or otherwise), operations, performance, properties or prospects of Jitney and its subsidiaries, taken as a whole or Target and its subsidiaries, taken as a whole, (B) materially adversely affect the ability of any Borrower or any Guarantor to perform its obligations under the loan documentation or (C) materially adversely affect the rights and remedies of the Administrative Agent and the Lenders under the loan documentation or (ii) purports to adversely affect any aspect of the Transaction (including, without limitation, the Tender Offer and the Merger) or the Senior Facilities (each of the foregoing, a "Material Adverse Effect").

                         (j) All governmental and third party consents and approvals necessary in connection with each aspect of the Transaction and the Senior Facilities shall have been obtained (without the imposition of any conditions that are not acceptable to the Lenders) and shall remain in effect; all applicable waiting periods shall have expired without any adverse action being taken or threatened by any competent authority; and no law or regulation shall be applicable in the judgment of the Lenders that restrains, prevents or imposes materially adverse conditions upon any aspect of the Transaction or the Senior Facilities.

                         (k) All of the Pre-Commitment Information shall be true and correct in all material aspects; and no development or change shall have occurred that (i) has resulted in or could reasonably be expected to result in a material adverse change in, or material adverse deviation from, the Pre-Commitment Information or (ii) has had or could reasonably be expected to have a Material Adverse Effect.

                         (l) The Lenders shall be satisfied with the terms and conditions of (A) the long-term fixed rate subordinated debt securities (the "Subordinated Debt") to be issued by the Borrower on the Closing Date, the amortization of which shall not commence earlier than 6 months after the scheduled Termination Date in the event the Subordinated Debt is issued as a bridge loan, and otherwise (including under any facility that refinances any such bridge loan) no earlier than the maturity of Jitney's existing senior unsecured notes, and the interest (cash or otherwise) on which in any year during which any portion of the Senior Facilities is scheduled to remain outstanding shall not exceed an aggregate rate of, in the event the Subordinated Debt is issued as a bridge loan, the rates set forth in the draft term sheet previously submitted to Fleet, and otherwise (including under any facility that refinances any such bridge loan) 15% per annum, (B) all existing indebtedness of Jitney and its subsidiaries (including without limitation the existing $200,000,000 senior unsecured notes of Jitney) and any consents or other solicitations required in connection therewith in order to consummate the Transaction. The Borrower shall have received at least $200,000,000 in gross cash proceeds from the sale of the Subordinated Debt, and all such proceeds, shall have been used or shall be used simultaneously with the initial extension of credit under the loan documentation for the purchase of shares of stock of Target pursuant to the Tender Offer.

                         (m) All loans made by the Lenders to Jitney or any of its affiliates shall be in full compliance with all applicable margin and other regulations promulgated by the Board of Governors of the Federal Reserve System (including without limitation Regulations G, U, T and X).

                         (n) The Borrower and each of the Guarantors shall have delivered letters from their respective chief financial officers, in form and substance satisfactory to the Lenders, attesting to the Solvency (as hereinafter defined) of the Borrower and such Guarantor, as the case may be, in each case individually and together with its subsidiaries, taken as a whole, immediately before and immediately after giving effect to the Transaction. As used herein, the term "Solvency" of any person means (i) the fair value of the property of such person exceeds its total liabilities (including, without limitation, contingent liabilities), (ii) the present fair saleable value of the assets of such person is not less than the amount that will be required to pay its probable liability on its debts as they become absolute and matured, (iii) such person does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature and (iv) such person is not engaged, and is not about to engage, in business or a transaction for which its property would constitute an unreasonably small capital. At the request of the Administrative Agent, the Borrower will cause an independent third party firm acceptable to the Administrative Agent to issue a solvency opinion, attesting to the Borrower's and each Guarantor's Solvency, in form and substance satisfactory to the Administrative Agent.

                         (o) An environmental consultant engaged by Jitney and acceptable to the Administrative Agent shall have conducted an environmental analysis of the property and business of Target and its subsidiaries and such analysis shall be satisfactory to the Lenders in all respects.

                         (p) The Lenders shall be satisfied that (i) Jitney and its subsidiaries (including Target) will be able to meet their respective obligations under all employee and retiree welfare plans, (ii) the employee benefit plans of Target and its subsidiaries are, in all material respects, funded in accordance with the minimum statutory requirements, (iii) no material "reportable event" (as defined in ERISA, but excluding events for which reporting has been waived) has occurred as to any such employee benefit plan and (iv) no termination of, or withdrawal from, any such employee benefit plan has occurred or is contemplated that could reasonably be expected to result in a material liability.

                         (q) The Lenders shall be satisfied with the amount, types and terms and conditions of all insurance maintained by Jitney, the Target and their respective subsidiaries, and the Lenders shall have received one or more endorsements naming the Administrative Agent, on behalf of the Lenders, as an additional insured and loss payee under all insurance policies to be maintained with respect to the properties of Jitney, the Target and their respective subsidiaries forming part of the Lenders' collateral described under the section "Security" above.

                         (r) The Lenders shall have received all additional financial, business and other information regarding Jitney, the Target and their respective subsidiaries and properties as they shall have reasonably requested. The Administrative Agent shall have had the opportunity to audit the books and records of Target and its subsidiaries and the results of such audit shall be satisfactory to the Administrative Agent. The Administrative Agent shall have received evidence satisfactory to it that the existing indebtedness of Target immediately prior to consummation of the Acquisition is approximately $34,400,000.

                         (s) The Lenders shall have received (i) satisfactory opinions of counsel for the Borrowers and the Guarantors, and of local counsel for the Lenders as to the Transaction (including, without limitations, the tax aspects thereof and compliance with all applicable securities laws) and (ii) such corporate resolutions, certificates and other documents as the Lenders shall reasonably request.

                         (t) There shall exist no default under any of the loan documentation, and the representations and warranties of the Borrowers, each of the Guarantors and each of their respective subsidiaries therein shall be true and correct immediately prior to, and after giving effect to, the initial extension of credit under the loan documentation.

                         (u)  All accrued fees and expenses of the
                              Administrative Agent and the Lenders (including the fees and expenses of counsel and local counsel) shall have been paid.

                         (v) The Borrowers will have availability under the Revolving Credit Facility plus available cash on hand in an aggregate amount not less than $35,000,000 (giving effect to consummation of the Transaction on a pro forma basis (including, without limitation, payment of the aggregate consideration payable to acquire all outstanding shares of capital stock of Target pursuant to the Tender Offer and the Merger) and to all payables being current and all transaction fees, costs and expenses in connection with the Transaction being paid).  The Administrative Agent shall be
                              satisfied that Jitney will at all times prior to consummation of the Merger have availability under the Revolving Credit Facility plus cash on hand in an aggregate amount sufficient to acquire all outstanding shares of capital stock of Target pursuant to the Tender Offer and the Merger (other than shares previously acquired by Jitney or Newco).

Conditions Precedent
to Subsequent
Extensions of Credit:         There shall exist no default under any of the loan
                              documentation, and the representations and warranties of the Borrowers, each of the Guarantors and each of their respective subsidiaries therein shall be true and correct in all material respects immediately prior to, and after giving effect to, such extension of credit.

Representations and
Warranties:                   Those customarily found in credit agreements for
                              similar secured financings and others appropriate in the judgment of Fleet for the Transaction, including, without limitation, absence of any material adverse change in the business, condition
                              (financial or otherwise), operations, performance, properties or prospects of Jitney and its subsidiaries, taken as a whole, since May 3, 1997.

Covenants:                    Those affirmative, negative and financial
                              covenants customarily found in credit agreements for similar secured financings (including, without limitation, covenants of the type set forth in the Existing Credit Agreement), applicable to Jitney and each of its subsidiaries, and others appropriate in the judgment of Fleet for the Transaction, including, without limitation, financial covenants of the type set forth in the Existing Credit Agreement.

Events of Default:            Those customarily found in credit agreements for
                              similar secured financings and others appropriate in the judgment of Fleet for the Transaction.

Expenses:                     The Borrowers shall pay all of the Administrative
                              Agent's due diligence, syndication (including printing, distribution and bank meetings), transportation, computer, duplication, appraisal, audit, insurance, consultant, search, filing and recording fees and all other out-of-pocket expenses (including the fees and expenses of counsel for the Administrative
                              Agent), whether or not any of the transactions contemplated hereby are consummated, as well as all expenses of the Administrative Agent in connection with the administration of the loan documentation. The Borrowers shall also pay the expenses of the Administrative Agent and the Lenders in connection with the enforcement of any of the loan documentation (including the fees and expenses of counsel).

Indemnity:                    The Borrowers and the Guarantors, jointly and
                              severally, will indemnify and hold harmless the Administrative Agent, each Lender and each of their affiliates and their officers, directors,

                                      Schedule A


-------------------------------------------------------------------------------
Indebtedness/EBITDA      Eurodollar Rate     Prime Rate          Unused
                         Applicable Margin   Applicable Margin   Commitment Fee
-------------------------------------------------------------------------------
     > 5.0                    2.25%               1.00%                .50%
     -
-------------------------------------------------------------------------------
     > 4.25 but  < 5.0        2.00                 .75                 .425
     -
-------------------------------------------------------------------------------
     > 3.75 but  < 4.25       1.75                 .50                 .375
     -
-------------------------------------------------------------------------------
     > 3.25 but  < 3.75       1.50                 .25                 .25
     -
-------------------------------------------------------------------------------
     < 3.25                   1.25                  0                  .25

-------------------------------------------------------------------------------

Indebtedness and EBITDA will be defined in the loan documents. Indebtedness will be defined in a manner consistent with the Existing Credit Agreement. EBITDA will be calculated on a trailing four fiscal quarter basis in a manner set forth in the loan documents.

                              employees, agents and advisors (each an
                              "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of, or in connection with the preparation for a defense of, any investigation, litigation or proceeding arising out of, related to or in connection with (a) the Transaction or any similar transaction of Jitney or any of its subsidiaries or its other affiliates and any of the other transactions contemplated in the loan documentation, (b) any acquisition or proposed acquisition or similar business combination or proposed business combination by Jitney or any of its subsidiaries or affiliates of all or any portion of the shares of capital stock or substantially all of the property and assets of any other person, (c) the Senior Facilities and any use made or proposed to be made with the proceeds thereof or (d) the actual or alleged presence of hazardous materials on any property of Jitney or any of its subsidiaries or any environmental action or proceeding relating in any way to Jitney or any of its subsidiaries or any of their respective properties, in each case, whether or not such investigation, litigation or proceeding is brought by Jitney, any of its subsidiaries, its shareholders or creditors or an Indemnified Party or an Indemnified Party is otherwise a party thereto and whether or not the Transaction is consummated, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct. Each Borrower and Guarantor will further agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Jitney or any of its subsidiaries or to their respective security holders or creditors arising out of, related to or in connection with the Transaction, except for actual and direct damages, as opposed to special, exemplary, indirect, consequential, punitive or other damages, determined in a final nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or willful misconduct.

Required Lenders:             Majority of commitments.

Assignments and
Participation:                Assignments, with Jitney's consent (not to be
                              unreasonably withheld or delayed) and the consent of the Administrative Agent

                              (not to be unreasonably withheld or delayed), must be to Eligible Assignees and, in each case other than an assignment to a Lender or an assignment of the entirety of a Lender's interest in the Senior Facilities, in a minimum amount of $10,000,000. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign (i) as security all or part of its rights under the loan documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the loan documentation to any of its affiliates. No participation shall include voting rights, other than for reductions or postponements of amounts payable or release of all or substantially all of the collateral. A processing and recordation fee of $3,000 shall be payable to the Administrative Agent for each assignment by the assignor or assignee bank.


Taxes: All payments to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender's applicable lending office). The Lenders will use reasonable efforts (consistent with their respective internal policies and legal and regulatory restrictions and so long as such efforts would not otherwise be disadvantageous to such Lenders) to minimize to the extent possible any applicable taxes, and the Borrower will indemnify the Lenders and the Administrative Agent for such taxes paid by the Lenders or the Administrative Agent.

Miscellaneous:                Standard yield protection (including compliance
                              with risk-based capital guidelines, increased cost, payments free and clear of withholding taxes and interest period breakage indemnities), Eurodollar illegality and similar provisions, defaulting lender provisions, waiver of jury trial and submission to jurisdiction.

Governing Law:                New York.

Counsel for the
Administrative Agent:         Kaye, Scholer, Fierman, Hays & Handler, LLP.